UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility

     Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

FORM 4

/    / Check this box if no longer  subject to  Section  16,  Form 4 or Form 5 obligations may continue. See Instruction 1(b)

(Print or Type Responses)

1.  Name and Address of Reporting Person*
Cherry, Jr.                   Arthur                  L.
(Last)                        (First)                 (Middle)

c/o Federated Investors, Inc.
Federated Investors Tower
(Street)

Pittsburgh                    PA                      15222-3779
(City)                        (State)                 (Zip)


2.  Issuer Name and Ticker or Trading Symbol
      Federated Investors, Inc.                FII


3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4.  Statement for Month/Day/Year
    April 11, 2003

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)
___X_____ Director                        ________ 10% Owner
___X_____ Officer (give title below)      ________ Other (specify below)
      President, Federated Services Company

7.  Individual or Joint/Group Reporting (Check Applicable Limit)
___X___  Form filed by One Reporting Person
_______  Form filed by More than One Reporting Person


     Table I -- Non-Derivative Securities Acquired,, Disposed of, or Beneficially Owned
1. Title of     2. Transaction     3. Transaction   4.  Securities Acquired       5.  Amount of     6.  Ownership      7.  Nature
   Security     Date                  Code              (A) or Disposed of        Securities        Form:  Direct (D)  of Indirect
   (Instr. 3)   (Mon/day/year)        (Instr. 8)        (D) (Instr. 3, 4, and 5)  Beneficially      or Indirect (I)    Beneficial
                                                                                  Owned at End of   (Instr. 4)         Ownership
                                                                                  Month                                (Instr. 4)
                                                                                  (Instr. 3 and 4)
                                      Code     V        Amount   (A) or   Price
                                                                 (D)
Class B Common                                                                      693,243               D
   Stock

Class B Common  4/11/2003              S                10,000   D        $27.6764    6,935               I            By Spouse
   Stock

Class B Common  4/11/2003              S                36,000   D        $27.6764   38,048               I            By Spouse
   Stock                                                                                                               as custodian
                                                                                                                       for minor
                                                                                                                       children



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see
   Instruction 4(b)(v).


FORM 4 (continued)


  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of         2.  Conversion    3. Transaction        4.  Transaction     5.  Number of            6.  Date
Derivative Security      or Exercise      Date                   Code                Derivative               Exercisable and
(Instr. 3)               Price of         (Month/Day/Year)       (Instr. 8)          Securities               Expiration Date
                         Derivative                                                  Acquired (A) or          (Month/Day/Year)
                         Security                                                    Disposed of (D)
                                                                                     (Instr. 3, 4, and 5)

                                                                 Code     V          (A)       (D)           Date        Expiration
                                                                                                             Exercisable  Date




7.  Title and Amount of           8.  Price of          9.  Number of           10.  Ownership       11.  Nature of
    Underlying Securities             Derivative            derivative               Form of              Indirect Beneficial
    (Instr. 3 and 4)                  Security              Securities               Derivative           Ownership
                                      (Instr. 5)            Beneficially Owned       Security:            (Instr. 4)
                                                            at End of Month          Direct (D) or
                                                            (Instr. 4)               indirect (I)
                                                                                    (Instr. 4)
Title         Amount or
              Number of
              Shares



Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ Kary A. Moore (Attorney- in-Fact)                  April 15, 2003
**Signature of Reporting Person                        Date

The Power of Attorney filed April 7, 2003 is incorporated herein by reference.